This Free Writing Prospectus Is Subject to Completion

The information in this free writing prospectus is not complete and may be changed.

Free Writing Prospectus (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 May 27, 2011

US$[           ]

[CALLABLE] FLOATING RATE NOTES DUE [           ]
LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:		Series:	Global Medium-Term Notes, Series A
Principal Protection Percentage:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

Original Issue Date:
Original Trade Date:		Maturity Date:	[ ]* [, subject to Redemption at the Option of the Company (as set forth below).]
CUSIP:		Denominations:	Minimum denominations of US$[ ] and integral multiples of US$[ ] thereafter.
ISIN:
Business Day:	☐ New York ☐ London ☐ Euro ☐ Other (_________________)	Business Day Convention:	☐ Following ☐ Modified Following ☐ Preceding ☐ Adjusted or ☒ Unadjusted
Interest Rate Type (see Interest Rate Formula below):		Day Count Convention:

☐     Fixed Rate

☒    Regular Floating Rate

☐     Inverse Floating Rate (see page S-41 of the prospectus supplement for a description of inverse floating rate Notes)

☐     Other (see description in this free writing prospectus)

		☐ Actual/360 ☐ 30/360 ☐ Actual/Actual ☐ Actual/365	☐ NL/365 ☐ 30/365 ☐ Actual/366 ☐ Actual/252 or Business Days/252

Reference Asset/Reference Rate:

☐     CD Rate

☐     CMS Rate

☐     CMT Rate (Reuters Screen FRBCMT Page)

☐     Commercial Paper Rate

☐     Eleventh District Cost of Funds Rate

☐     Federal Funds (Effective) Rate

☐     Federal Funds (Open) Rate

☐     EURIBOR

☐ LIBOR Designated LIBOR Page: Reuters: ________ ☐ Prime Rate ☐ Treasury Rate ☒ Consumer Price Index (the “CPI”) Reference Month: ___________ ☐ Other (see description in this free writing prospectus)
Spread:		Maximum Interest Rate:	[ ]
Multiplier:		Minimum Interest Rate:	[ ] .
Initial Interest Rate:
Interest Rate Formula:

[For each Interest Period commencing on or after the Original Issue Date to but excluding [                 ]: the Initial Interest Rate]

For each Interest Period [commencing on or after [                 ]], the interest rate per annum will be equal to CPI Performance† multiplied by or plus      % per annum, subject to the Minimum Interest Rate.

*       At least 366 calendar days after the Original Issue Date.

Interest Payment Dates:	☐ Monthly, ☐ Quarterly, ☐ Semi-Annually, ☐ Annually, payable in arrears on [ ], commencing on [ ] and ending on the Maturity Date or the Early Redemption Date, if applicable.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable).

Interest Reset Dates:	For each Interest Period [commencing on or after [ ]], the [ ] day of [ ] (or for the initial Interest Period (where no Initial Interest Rate is payable), the Original Issue Date).
[Redemption at the Option of the Company:

We may redeem your Notes, in whole [or in part], at the Redemption Price set forth below, on [any] [the] Interest Payment Date commencing on [                 ], provided we give at least [                 ] business days’ prior written notice to the trustee.  If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.]

[Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as the percentage of the principal amount of the Notes set forth in the schedule below, together with any accrued and unpaid interest to but excluding the Early Redemption Date:]

	Early Redemption Date	Early Redemption Price
	[ ]	[ ]%
	[ ]	[ ]%
	[ ]	[ ]%

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

[Variable Price Re-Offers:

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a commission equal to $[   ] per $1,000 principal amount, or [    ]%, resulting in aggregate proceeds to Barclays Bank PLC of $[    ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.]

[Fixed Price Re-Offers:

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	%	%	%
Total	$	$	$

(1)       Barclays Capital Inc. will receive commissions from the Issuer equal to [      ]% of the principal amount of the notes, or $[      ] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. ]

†              As defined in the prospectus supplement. For a description of the calculation of CPI Performance, see “Hypothetical Interest Rate and Interest Payment Calculations” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Reference Rate / Interest Payment Risk — The amount of interest payable on the Notes (after any initial Interest Periods for which the Initial Interest Rate is payable) is linked to the CPI Performance, which for each Interest Payment Date is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”), as described in the prospectus supplement.  For example, if the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June of any year, the Reference Month would be March, and the amount of interest paid on the Interest Payment Date in June would be calculated using a CPI Performance that reflects the annual percentage change in the CPI from the March of the prior year to March of the year in which the Interest Payment Date occurs.  Because the variable rate paid on the Notes is linked to the CPI Performance, if the CPI decreases, does not increase, or increases only minimally, the amount of interest for any Interest Payment Date may be lower than for any prior Interest Payment Date and could be no more than the specified Minimum Interest Rate (which may be zero); as a result, the effective interest rate on the Notes and the value of the Notes may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating. In addition, you are assuming the risk that the Bureau of Labor Statistics may change the way in which the CPI is calculated, which changes may impact the CPI Performance used to calculate interest for the Notes and could result in lower or no interest payments.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Reference Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Reference Rate;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Initial Interest Rate is payable, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate calculated in accordance with the Interest Rate Formula.   The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Period.

For purposes of these examples, we assume that the Notes are not being redeemed on the applicable Interest Payment Date pursuant to the Redemption at the Option of the Company provisions above.  If we exercise our redemption option, you will receive on the Early Redemption Date the Early Redemption Price applicable to that Early Redemption Date, calculated as described above.

Interest Rate Calculation

Step 1: Calculate CPI Performance for the applicable Interest Payment Date.

As described in the prospectus supplement, for any applicable Interest Payment Date, CPI Performance is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the Reference Month).

Stated mathematically, CPI Performance will be calculated as follows:

CPI Performance =	CPIF – CPII
CPII

where,

CPIF = the CPI level for the applicable Reference Month; and

CPII = the CPI level for the month one year prior to the applicable Reference Month.

For example, if the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June 2012, the applicable Reference Month would be March 2012, and CPI Performance would equal the annual percentage change in the CPI from the March 2011 to March 2012. Similarly, for an Interest Payment Date in March 2012, the applicable Reference Month would be December 2011, and CPI Performance would equal the annual percentage change in the CPI from the December 2010 to December 2011.

The following two examples illustrate how a hypothetical CPI Performance would be calculated for an Interest Payment Date in November 2012, assuming a Reference Month that is the third month prior, in this case August 2012:

Example 1: Assuming a hypothetical CPI level of 204 for August 2011 and 208 for August 2012, CPI Performance for November 2012 would be 1.96%, calculated as follows:

208 – 204	= 1.96%
204

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Example 2: Assuming a hypothetical CPI level of 204 for August 2011 and 199 for August 2012, CPI Performance for November 2012 would be -2.45%, calculated as follows:

199 – 204	= -2.45%
204

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

The per annum interest rate for any applicable Interest Payment Date payable equals CPI Performance, determined as described above, either (i) multiplied by a multiplier, or (ii) plus a spread.

In each case, the applicable per annum interest rate for any Interest Payment Date will not be less than any specified Minimum Interest Rate (which may be as low as 0.00%) and no more than any specified Maximum Interest Rate.  If the Minimum Interest Rate is specified as 0.00%, you will not receive an interest payment on an Interest Payment Date for which the annual interest rate calculated per the above is zero or negative.  If a Maximum Interest Rate is specified for the Notes and the per annum interest rate for an Interest Payment calculated per the above is greater than that Maximum Interest Rate, your interest payment for that Interest Payment Date will be determined using the Maximum Interest Rate.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Interest Period by multiplying the annual interest rate determined for that Interest Period by the applicable day count fraction, calculated on a 30/360 basis.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.  If the per annum interest rate for any Interest Payment Date, calculated as described above, is zero or negative, and assuming that the Minimum Interest Rate on the Notes is 0.00%,you will not receive an interest payment on that Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date or Interest Reset Date is not a Business Day.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period for which interest is linked to CPI Performance, under different CPI level and CPI Performance scenarios, including for Notes where interest would be determined using CPI Performance multiplied by a multiplier or CPI Performance plus a spread.  For purposes of these examples, we have assumed that a CPI level of 208 for the month one year prior to the Reference Month for the relevant Interest Payment Date. We have also assumed that the Notes have a Minimum Interest Rate of 0.00% per annum, a Maximum Interest Rate of 7.50% per annum, and either a spread of 1.84% or a multiplier of 1.50.  We have further assumed that the Notes have quarterly Interest Payment Dates, such that the applicable day count fraction for the applicable quarterly interest (calculated using a 30/360 day count basis) will be 90/360.

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the terms of any particular Notes or any future CPI or CPI performance. The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes.

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CPI Level for the relevant Reference Month	CPI Performance	Interest Rate per annum (Spread)[1]	Effective Interest Rate (Spread)[5]	Interest Payment Amount per $1,000 Note (Spread)[6]	Interest Rate per annum (Multiplier)[2]	Effective Interest Rate (Multiplier)[5]	Interest Payment Amount per $1,000 Note (Multiplier)[6]

198	–4.81%	0.00%[3]	0.00%	$0.00	0.00%[3]	0.00%	$0.00
200	–3.85%	0.00%[3]	0.00%	$0.00	0.00%[3]	0.00%	$0.00
204	–1.92%	0.00%[3]	0.00%	$0.00	0.00%[3]	0.00%	$0.00
206	–0.96%	0.88%	0.22%	$2.20	0.00%[3]	0.00%	$0.00
208	0.00%	1.84%	0.46%	$4.60	0.00%	0.00%	$0.00
210	0.48%	2.32%	0.58%	$5.80	0.72%	0.18%	$1.80
212	1.92%	3.76%	0.94%	$9.40	2.88%	0.72%	$7.20
214	2.88%	4.72%	1.18%	$11.80	4.32%	1.08%	$10.80
216	3.85%	5.69%	1.42%	$14.20	5.78%	1.45%	$14.50
218	4.81%	6.65%	1.66%	$16.60	7.22%	1.81%	$18.10
220	5.77%	7.50%[4]	1.88%	$18.80	7.50%[4]	1.88%	$18.80
222	6.73%	7.50%[4]	1.88%	$18.80	7.50%[4]	1.88%	$18.80

1.                    Interest rate per annum = CPI Performance + the Spread (1.84%).

2.                    Interest Rate per annum = CPI Performance x the Multiplier (1.50).

3.                    Where the per annum interest rate, calculated as either (a) CPI Performance + the Spread  or (b) CPI Performance x the Multiplier, is less than the Minimum Interest Rate of 0.00%, the per annum interest rate is set equal to the Minimum Interest Rate.

4.                    Where the per annum interest rate, calculated as either (a) CPI Performance + the Spread  or (b) CPI Performance x the Multiplier, is greater than the Maximum Interest Rate of 7.50%, the per annum interest rate is set equal to the Maximum Interest Rate.

5.                    Effective interest rate equals the interest rate per annum multiplied by the day count (90/360).

6.                    Interest payment amount equals the principal amount times the effective interest rate.

Example 1: If CPI Performance for the relevant Interest Payment Date is equal to 1.92%, the applicable per annum interest rate for that Interest Payment Date would be 3.76% for Notes where the interest rate is equal to CPI Performance + the Spread (1.92% + 1.84%), or 2.88% where the interest rate is equal to CPI Performance x the Multiplier (1.92% x 1.50).

Based on the per annum interest rates determined per the above, you would receive an interest payment of either $9.40 (for Notes paying CPI Performance + the Spread) or $7.20 (for Notes paying CPI Performance x the Multiplier) per $1,000 Note on the Interest Payment Date, calculated as follows:

For Notes paying CPI Performance + the Spread:

Effective Interest Rate = 3.76% x (90/360) = 0.94%

Interest Payment = $1,000 x 0.94% = $9.40

For Notes paying CPI Performance x the Multiplier:

Effective Interest Rate = 2.88% x (90/360) = 0.72%

Interest Payment = $1,000 x 0.72% = $7.20

Example 2: If CPI Performance for the relevant Interest Payment Date is equal to –3.85%, the applicable per annum interest rate for that Interest Payment Date would be -2.01% for Notes where the interest rate is equal to CPI Performance + the Spread (-3.85% + 1.84%), or -5.78% where the interest rate is equal to CPI Performance x the Multiplier (-3.85% x 1.50).  Since in both cases the per annum interest rate so determined is less than the specified Minimum Interest Rate of 0.00%, the applicable per annum interest rate would be set equal to the Minimum Interest Rate of 0.00%, and you would receive no interest payment on the related quarterly Interest Payment Date (the interest payment would be $0).

Example 3: If CPI Performance for the relevant Interest Payment Date is equal to 5.77%, the applicable per annum interest rate for that Interest Payment Date would be 7.61% for Notes where the interest rate is equal to CPI Performance + the Spread (5.77% + 1.84%), or 8.66% where the interest rate is equal to CPI Performance x the Multiplier (5.77% x 1.50).  Since in both cases the per annum interest rate so determined is greater than the specified Maximum Interest Rate

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of 7.50%, the applicable per annum interest rate in both cases would be set equal to the Maximum Interest Rate of 7.50%, and you would receive an interest payment $18.80 on the related quarterly Interest Payment Date, calculate as follows:

Effective Interest Rate = 7.50% x (90/360) = 1.88%

Interest Payment = $1,000 x 1.88% = $18.80

HISTORICAL REFERENCE RATE INFORMATION

The following table sets forth historical CPI levels and CPI growth for the months indicated in 2006 through 2010, and for January 2011.  Historical CPI levels and growth should not be taken as an indication of future levels or percentage increases or decreases of the Reference Rate, and no assurance can be given that the Reference Rate will increase sufficiently to cause the holders of Notes to receive interest payments on each or any Interest Payment Date.

	2006		2007		2008		2009		2010		2011

	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*

January	3.99%	198.3	2.08%	202.416	4.28%	211.080	0.03%	211.143	2.63%	216.687	1.63%	220.223
February	3.60%	198.7	2.42%	203.99	4.03%	211.693	0.24%	212.193	2.14%	216.741
March	3.36%	199.8	2.78%	205.352	3.98%	213.528	–0.38%	212.709	2.31%	217.631	–	–
April	3.55%	201.5	2.57%	206.686	3.94%	214.823	–0.74%	213.240	2.24%	218.009	–	–
May	4.17%	202.5	2.69%	207.949	4.18%	216.632	–1.28%	213.856	2.02%	218.178	–	–
June	4.32%	202.9	2.69%	208.352	5.02%	218.815	–1.43%	215.693	1.05%	217.965	–	–
July	4.15%	203.5	2.36%	208.299	5.60%	219.964	–2.10%	215.351	1.24%	218.011	–	–
August	3.82%	203.9	1.97%	207.917	5.37%	219.086	–1.48%	215.834	1.15%	218.312	–	–
September	2.06%	202.9	2.76%	208.490	4.94%	218.783	–1.29%	215.969	1.14%	218.439	–	–
October	1.31%	201.8	3.54%	208.936	3.66%	216.573	–0.18%	216.177	1.17%	218.711	–	–
November	1.97%	201.5	4.31%	210.177	1.07%	212.425	1.84%	216.330	1.14%	218.803	–	–
December	2.54%	201.8	4.08%	210.036	0.09%	210.228	2.72%	215.949	1.50%	219.179	–	–

*                   “Growth” means the annual percentage change in the level of the CPI (that is, for CPI in any month of any year, the percentage change relative to the same month in the preceding year).

Source: Bureau of Labor Statistics website.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent inconsistent therewith.  The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

If the Notes are as described under the heading “—Variable Rate Debt Instruments” below, then we intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement.  If the Notes are variable rate debt instruments and you purchase your Note at a discount or premium to its adjusted issue price as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” in the prospectus supplement, you should consider the rules described in that section.

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If the Notes are not as described under the heading “—Variable Rate Debt Instruments” below, then we intend to treat the Notes as “contingent payment debt instruments” subject to taxation as described under the heading “—Contingent Payment Debt Instruments” below and under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

Variable Rate Debt Instruments

In general, a Note will be treated as a variable rate debt instrument if the issue price of the Note (as described below) does not exceed the total amount of noncontingent principal payments on the Note by more than the product of the principal payments and the lesser of (i) 15 percent or (ii) the product of 1.5 percent and the number of complete years of the Note’s term (or its weighted average maturity in the case of a Note that is an installment obligation), and the Note does not provide for any stated interest other than stated interest paid or compounded at least annually at a qualifying variable rate which is (i) one or more “qualified floating rates,” (ii) a single fixed rate and one or more qualified floating rates, (iii) a “single objective rate,” or (iv) a single fixed rate and a single objective rate that is a “qualified inverse floating rate” (each as described below).

The issue price of Notes generally is the first price at which a substantial amount of the Notes is sold to the public for money (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest.  In general, a qualified floating rate is a variable rate whose variations can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated and is set at a “current value” of that rate.  A current value is the value of the variable rate on any day that is no earlier than three months prior to the first day on which that value is in effect and no later than one year following that day.

A multiple of a qualified floating rate is generally not a qualified floating rate unless it is either:

•     a product of a qualified rate times a fixed multiple greater than 0.65 but not more than 1.35, or

•     a multiple greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate.

Certain combinations of rates are treated as a single qualified floating rate, including (i) interest stated at a fixed rate for an initial period of one year or less followed by a qualified floating rate if the value of the floating rate at the issue date is intended to approximate the fixed rate, and (ii) two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Note.  A combination of these rates is generally treated as a single qualified floating rate if the values of all rates on the issue date are within 0.25 percentage points of each other.  A variable rate that is subject to an interest rate cap, floor or similar restriction on rate adjustment is treated as a qualified floating rate only if the restriction is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction.

An objective rate is, in general, a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information (other than a rate based on information that is within the issuer’s control (or the control of a party that is related to the Issuer) or that is unique to the issuer’s circumstances (or those of a related party)).  An objective rate must be set at a current value of that rate.  The U.S. Internal Revenue Service may designate other variable rates that will be treated as objective rates.  However, a variable rate is not an objective rate if it is reasonably expected that the average value of the rate during the first half of the Note’s term will differ significantly from the average value of such rate during the final half of its term.  A combination of a fixed rate of stated interest for an initial period of one year or less followed by an objective rate is treated as a single objective rate if the value of the objective rate at the issue date is intended to approximate the fixed rate; such a combination of rates is generally treated as a single objective rate if the objective rate on the issue date does not differ from the fixed rate by more than 0.25 percent.  An objective rate is, in general, a qualified inverse floating rate if it is equal to a fixed rate reduced by a qualified floating rate, the variations in which can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate (disregarding any interest rate cap, floor, or similar restriction on rate adjustment that is fixed throughout the term of the Note, or is not reasonably expected as of the issue date to cause the yield on the Note to differ significantly from its expected yield absent the restriction).

Contingent Payment Debt Instruments

If the Notes are contingent payment debt instruments, you may obtain the comparable yield and the projected payment schedule by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  The

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comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

[Because Barclays Capital Inc. proposes to offer the Notes at varying prices, the “issue price” of the Notes for U.S. federal income tax purposes may differ from the amount you pay for the Notes.   You may obtain the issue price of each Note by contacting Director — Structuring, Investor Solutions Americas at (212) 412-1101.  If you purchase the Notes for an amount that differs from their issue price, you may be subject to special tax rules as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  You should consult your own tax advisor regarding these rules.]3

[3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any original issued discount, and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.]1

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

3           To be included if the Notes may be “variable price re-offers.”

1 To be included if the Notes may still be outstanding on January 1, 2013.

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Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

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US$

BARCLAYS BANK PLC

[CALLABLE] FLOATING RATE NOTES DUE

LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE
PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)